Viewing as Invited **Public** Invite

INVEST IN **FUDI PROTEIN**

Pure, complete & regenerative protein from one of the most protein-rich crops on Earth.



The Future of Protein is Here
RuBisCO from FUDI PROTEIN

fudiprotein.com Madison, WI

B2B Food & Beverage Sustainability

Highlights

1. We unlock one of the world's most functional & complete proteins, FOUND IN EVERY LEAF ON EARTH.
2. Proven, expert team, made up of former leaders at Eat Just, Beyond Meat, Ripple Foods & more.
3. Egg prices spiked 400%; animal proteins are unstable. FUDI's 1:1 replacement is stable & scalable.
4. FUDI Protein is a 1:1 replacement for egg white protein, with vast applications across food and bev.
5. Strong B2B early market interest from major players in baking, beverages, & ingredient industries.
6. FUDI Protein is sourced from regenerative alfalfa, one of the most protein-rich crops per acre.
7. Our supply chain and economics set us apart because we get our feedstock for FREE or super low cost.
8. We plug directly into the alfalfa supply chain & add value to farmers' existing operations. Win-win.

Featured Investor



Tjerk Pieter Van Dijken
Syndicate Lead

Follow

Invested $5,000

owner of Green Boy Group

"Green Boy, a global supplier of plant-based food ingredients, is on the forefront of the plant-based food reformation. Our mission is to be a driving factor in the supply chain to transition the food industry away from reliance and large scale production of dairy, meat and fish and move it towards a more sustainable, economical and nutritious use of plant-based food ingredients.

One of the most important ingredients in every food product is protein.

Insert Fudi Protein.

We strongly believe that Fudi Protein holds the key to unlock the change in the food system from which animal derived protein can be replaced, on a large scale and in a cost effective way, by a plant-based protein.

Fudi Protein utilizes Alfalfa, one of the most protein rich crops on earth, to extract RuBisCO protein. This protein is the superman amongst the plant-based proteins. RuBisCO protein has a PDCAAS score of 1, it is pure white, odorless, flavorless and highly functional.

Furthermore, it is paramount that the business is able to economically valorize the protein and its by-products during production. Fudi Protein has a unique business model that captures this. It harvests the Alfalfa and exatracts the RuBisCO protein on site, at the regenerative farms, while simultaneously supplying the high value by-product, the Alfalfa, to other surrounding farmers.

Green Boy strongly believes in the successful implementation of Fudi Protein hence we are honored to be the lead investor in Fudi Protein during the early investment stage and provide support through our market knowledge, expertise, international network and resources."

& 71 more

Team



Udi Lazimy CEO and Co-Founder

• 25 years leadership in food system (operations, sustainability, biz dev, policy) • Former Head of Supply Chain & Sustainability at Eat Just (launched Just Egg and added over $10M to the bottom line) • MBA & MPA



Amanda Stiles CTO (Fractional)

• PhD Plant Molecular Biology • Led protein innovation and R&D at Ripple Foods • Co-founder and former CTO of Umaro Foods (seaweed protein) • Scientist, entrepreneur, and R&D leader specializing in plant proteins and food technology innovation.

Pitch Deck


• NOW LIVE · OWN A PIECE OF FUDI
• EQUITY CROWDFUNDING · WEFUNDER
FUDI PROTEIN
THE MOST FUNCTIONAL


AT LOW COST.
OWN A PART OF IT BY INVESTING ON WEFUNDER
wefunder.com/fudi.protein
RuBisCO from alfalfa
www.fudiprotein.com
01 / 12

Invest in one of the world's most functional, complete proteins—hidden in plain sight—and powered by proprietary IP and a proven team of food and ag industry veterans bringing it to the B2B market.

> What if we told you that cheap, abundant and functional proteins were hiding in plain sight, representing a multi-billion dollar opportunity?

FUDI Protein delivers one of the world's most abundant, complete proteins **(all 9 essential acids, found in every green leaf on the planet)** in a pure, highly functional, and cost-effective form, sourced from some of the most widely and sustainably grown crops on the planet.

Biochemically known as "RuBisCO", it is a 1:1 replacement for egg protein, has a complete amino acid profile, and is considered by many to be the "holy grail" of protein. We're bringing it directly to food industry leaders in applications ranging from bakery to confectionary to beverages to meat products. It's truly a remarkably versatile ingredient.


TIME
JUNE 1, 2026
FEATURED IN TIME MAGAZINE
"FUDI Protein is marketing its RuBisCO product as an alternative to egg whites"

Why invest today, right here on WeFunder?

We want to make this clear from the very start so that you know EXACTLY what an investment today will mean for FUDI Protein and how joining the investor community will make it happen.

> Your investment allows us to achieve critical milestones (multiplying your investment's impact):


$50k
Produce samples of FUDI Protein for the food industry
Spread the word globally on WeFunder,
$250k+
Produce FUDI Protein at pilot scale
Reach far more segments of the food industry
$750k+
Begin commercial scale production of FUDI Protein
Build strong commercial partnerships
We get there with your $250, $500, $1k, $2.5k, $5k, $10k, $50k+ investments.


FUDI WEFUNDER EXPLAINED 1
FUDI Protein
HOW INVESTING IN FUDI'S
CROWDFUN G CAMPAIGN
ACTUALLY WORKS FOR YOU
Watch on YouTube

We're super excited to give our community the opportunity to join the growth of FUDI Protein and have a piece of the pie through community equity fundraising.


Our margins, unit economics and (YOUR) potential ROI are phenomenal because we get our feedstock (the source of our protein) for low cost. Read below to learn more!
And scroll all the way down for a fairly comprehensive FAQ section

We're profitably poised to disrupt the $100B+ ingredient industry, starting with the $60B+ protein market.


"Every single food company that checks out this protein says, 'We are in love with it, we want to use it, and we want a lot of it.'"


Slavko Kamarnytsky, NC State
TIME Magazine, June 1, 2026

The Problem:

We need a solution NOW, but....


There is still NO complete protein on the market that mitigates against supply chain disruption, climate change & biodiversity loss while also providing great sensory experience, cost-effectiveness, and functionality*.
EGG WHITE PRICES UP 400% in 3 YEARS
EXTREME VOLATILITY
Surging egg white prices
US whey protein shortage is pushing prices to record levels
WHEY PROTEIN
OUT OF STOCK
Rising whey protein prices
*Functionality means (in part):
• High solubility
• High water/fat retention
• Great emulsifying capacity
• Good gelling capacity
• Great foaming capacity
FUDI PROTEIN


Despite attracting millions in capital, current plant-based and other alternative solutions fall short.
• Less functional than animal proteins due to limited amino acid profiles
• Sensory challenges (off-flavors, color, odor, texture)
• Expensive to produce

Our solution will change the way food is made.


VISION
FUDI Protein's proprietary technology unlocks and delivers a pure, complete, and cost-effective protein, sourced from some of the most widely and sustainably grown crops on the planet, providing a highly effective alternative to egg and dairy proteins as well as other plant-based proteins.

Our **expertise and experience** in the food and agriculture industries has taught us what works and what doesn't for a new, sustainable protein to succeed. Not only must it be functional (powerfully replaces animal proteins like eggs, whey, casein, butter, etc...) AND light on the planet, but it MUST be highly affordable and come from an

efficient and highly abundant source.

Our solution is unique because it combines these critical components; that's why FUDI Protein and our team are poised to succeed.


A better, functional protein is available...
in every green leaf on the planet.
What is it, and where does it come from?
Biochemically known as "RuBisCO", it is a protein found in every green leaf on Earth.
RuBisCO is the "Ideal protein for human consumption. Applications are vast"
- Journal of Food Chemistry, September, 2023


"The Ideal Protein"
RuBisCO (the engine of FUDI Protein) is considered one of the most functional proteins ever discovered, with superior comprehensive performance to any other animal or plant-based protein. It's also a complete protein, with a full amino acid profile.

According to The Journal of Food Chemistry (2023), "Based on all its well-studied advantages, it is clear that RuBisCO may be regarded as the ideal protein for both human and animal consumption. The potential applications of this protein for the food industry are vast."

RuBisCO is the only plant-based protein that is just as functional (if not more so in certain applications) as egg protein, and far more functional than soy protein or pea protein.

As an ingredient for food manufacturers that currently rely on unstable, costly and unstustainable egg and other animal ingredients, FUDI offers stability, savings and functional superiority in almost ANY application where eggs are the norm.


RuBisCO is the ONLY protein that checks all boxes
Protein
Foaming
Gelling
Emulsifier
Water Binding
Solubility
Digestibility
Amino Acid Profile
Allergenicity
FUDI RuBisCO
Complete (All 9 EAA)
No Known Risk
Whey Protein
meh
meh
meh
Complete (All 9 EAA)
Dairy Allergen
Egg White Protein
meh
meh
Complete (All 9 EAA)
Egg Allergen
Pea Protein Isolate
meh
meh
meh
meh
Complete (Low in Methionine)
Low Risk
Soy Protein Isolate
meh
meh
meh
meh
meh
Incomplete
Soy Allergen
FUDI's RuBisCO is:
COMPLETE, 85%+ PROTEIN
(all 9 essential amino acids)
SOLUBLE
COLORLESS
(white)
FLAVORLESS
ODORLESS
A TRUE 1:1 EGG AND WHEY PROTEIN REPLACEMENT


The ideal functional B2B protein ingredient
CONFIDENTIAL
FUDI PROTEIN

FUDI Protein checks the boxes that a functional protein needs to check, including the super important "sensory" elements of neutral color, flavor and odor.


— APPLICATIONS
Drop-in 1:1 replacement. Superior performance. Lower costs.
One ingredient. Drop-in functionality wherever egg white, whey, or synthetic binders are used today.
FUNCTIONALITY
1:1 Egg White Replacement
Matches egg white's foaming, gelling, and emulsifying properties — drop into your existing formulation unchanged.
BAKERY
Bakery & Confections
Direct egg white replacement in cakes, meringues, macarons, and breads. Identical lift and structure, cleaner label.
BARS & SNACKS
Bars & Snacks
High protein density with completely neutral taste — perfect for protein bars, puffed snacks, and extruded formats.
BEVERAGES
Beverages & Shakes
Fully soluble in cold and hot liquids. No sedimentation, no off-taste — ideal for RTD protein drinks and nutritional shakes.
COATINGS & GLAZES
Coatings & Glazes
Delivers the adhesion and sheen of egg white in batters and breadings. Forms a crisp, heat-stable protein film.
GELLING & TEXTURE
Gelling & Texture
Forms self-supporting gels at lower concentrations than whey or soy — enabling dairy analogs, desserts, and plant-based cheese.
PASTA & NOODLES
Pasta & Noodles
Enhances texture and boosts protein content without altering color or flavor. Clean, neutral protein enrichment at scale.
SAUCES & DRESSINGS
Sauces & Dressings
Superior emulsification and binding in cold and hot sauces, vinaigrettes, and dressings — zero flavor interference.
Images shown are representative of food applications in which RuBisCO protein performs as a functional ingredient.
FUDI PROTEIN

Perhaps most importantly, our ingredient can save companies millions of dollars in their ingredient costs.


FUDI Protein Delivers 30-60% ROI on A Company's Protein Ingredient Spend
1 COST REDUCTION: 15-25% TOTAL FORMULATION SAVINGS
• Replaces multiple ingredients (egg white + hydrocolloids + stabilizers) with one
• Zero masking costs (colorless, flavorless vs. $0.20-$0.50/lb for pea/soy)
• Lower inclusion rates (1-15% vs. 15-25% for pea/soy due to superior functionality)
2 RISK MITIGATION:
• Eliminates egg allergen liability and reformulation costs ($50K-$500K per SKU)
• Protects against supply disruptions (egg/dairy volatility, avian flu, climate events)
3 MARKET EXPANSION: 10-20% PREMIUM POSITIONING
• Access allergen-free & plant-based segments (growing 8-12% CAGR)
• Clean label advantage (single ingredient vs. 8-12 for pea/soy formulations)
CONFIDENTIAL
FUDI PROTEIN


Real World Savings:
Requires less volume for equal or better result
FUDI PROTEIN
Bakery & Confectionery — up to 100% substitution for egg white
(macarons, meringues, angel food cake, sweet breads)
Sports Nutrition —up to 100% substitution for whey
(protein powders, bars, shakes with complete amino acids)
Sauces & Dressings — up to 100% substitution for egg
(mayo, creamy dressings with superior emulsification)
Plant-Based Foods — up to 100% substitution for pea/soy
(meat/dairy alternatives without off-flavors)
FUDI Protein:
Drop-in replacement. Superior performance. Lower costs.

So, where do we get it from?



FUDI PROTEIN COMES FROM
THE MOST PROTEIN-RICH CROP PER ACRE IN THE WORLD:
ALFALFA
OUR PROTEIN IS EXTRACTED FROM FRESH ALFALFA, DIRECTLY IN THE FIELD.



Alfalfa is a perennial, regenerative crop which improves soil health and fertility, increases carbon sequestration, reduces erosion, and doesn't need to be replanted every year.

We extract our protein from alfalfa in **mobile processing units** directly in the field, immediately after harvest. Thus, we achieve incredible extraction efficiency from super protein-rich biomass and minimize both the cost of extraction and the environmental impact from transportation.



We plug directly into the existing alfalfa supply chain.
Current system:
Alfalfa is grown and cut...
...cut alfalfa meeting farmer's spec is dried in the field...
With
FUDI PROTEIN
Alfalfa is grown and cut...
...we process and dry it on site...
alfalfa processed and dried to farmer's spec
FUDI PROTEIN


We have incredibly profitable unit economics.
What remains after protein extraction retains value for the farmers that provide us with alfalfa.
SO they provide alfalfa to us for extremely low cost (or even for free).

More about our **financially efficient, farmer-focused supply chain** below...**but first:**

Who are we?

In addition to the most functional protein in the world, our team is our other differentiator:


Our Team: 40+ yrs experience from former leaders at the top food-tech companies.
Udi Lazimy, MBA, MPA -CEO
• Former Head of Supply Chain & Sustainability at Eat Just (launched Just Egg and saved the company over $13.5M/yr in supply chain dev costs)
• Agronomics and Sustainable Agriculture Expert
• 25 years leadership in food system (operations, sustainability, biz dev, policy)
• MBA in Sustainable Business, MPA in Public Policy
Dr. Amanda Stiles, PhD -CTO
• PhD Plant Molecular Biology
• Led protein innovation and R&D at Ripple Foods
• Co-founder and former CTO of Umaro Foods (seaweed protein)
• Scientist, entrepreneur, and R&D leader specializing in plant proteins and food technology innovation.
FUDI PROTEIN
JUST Egg
GOOD
IMPOSSIBLE
ripple
CONFIDENTIAL
BEYOND MEAT
gfi Good Food Institute

Dr. Amanda Stiles is a PhD scientist, entrepreneur, and R&D leader specializing in plant proteins, seaweed-derived ingredients, and food technology innovation. She co-founded and served as CTO of Umaro Foods, where she helped build and advance novel food technologies based on ocean-derived ingredients. Her background spans scientific research, product development, process scale-up, and technical leadership in startup environments.

Udi's 20+ years of experience leading supply chain, agricultural systems and CPG innovation adds to a perfect team to disrupt the challenged protein industry.

Our team is prepared to avoid past pitfalls of the alternative protein industry and successfully bring this protein to the food industry at scale.


A snapshot of our advisors:
Successful businesses built, experts in food & bev, raised 10's of $ millions
Dr. Jasmin Hume, PhD
CEO, Shiru
Founded the AI-powered protein discovery company that raised $36.6M, including Y Combinator; recognized by TIME as one of the Best Inventions of 2024 and named a World Economic Forum contributor; former Director of Food Chemistry at Eat Just.
Dr. Matthew Wetschler, MD
CEO of Plume
Founded the largest transgender healthcare provider in the US, which raised $38M and expanded to serve 37 states; Stanford-trained emergency physician and serial health-tech entrepreneur.
Josh Hyman
Chief of Staff, Eat Just
Chief of Staff at Eat Just, Inc. since 2014, the $1.2B+ valued food
Dan Kurzrock, MBA
CEO of Upcycled Foods Inc.
Founded the pioneering upcycled ingredient platform that co-


plant-based egg and the world's first commercially approved cultivated meat.
ingredients from overlooked supply chains.
JUST Egg
GOOD
UPCYCLED FOODS INC
plume
CONFIDENTIAL
proveg international
shiru

We've seen **firsthand what works and what doesn't** at the world's largest, most successful and most valuable alternative protein companies, from the earliest days of the industry.

With that 1st-generation alt-protein development and market expertise, **we're leading the 2nd generation of alternative protein that could blow away anything available on the market today for food and beverage manufacturers.**

Future projections are not guaranteed.

FUDI PROTEIN'S RUBISCO PROTEIN HAS MANY COMPETITIVE ADVANTAGES:

1. **Pure:** Colorless (pure white), flavorless and odorless.
2. **Complete Protein:** All 9 essential amino acids, excellent nutritional profile and digestibility.
3. **Highly Functional:** Great emulsifier, gelling and foaming agent, water soluble, great water and fat retention, etc...
4. **Economical:** Low-cost existing feedstock and monetized co-product.
5. **Existing Feedstock Infrastructure:** We don't have to create the supply.
6. **Highly Sustainable:** Low CO_2 and H_2O impact, sourced from a regenerative, perennial crop.

Our unit economics make this investment a no-brainer.

- We don't have to build our own supply chain from scratch...it's already one of the most heavily produced crops on the planet, so we save A TON of money on operations.
- The alfalfa that remains after we extract FUDI Protein is valuable to farmers and to the alfalfa market; it's a highly consistent co-product that saves farmers the cost of processing it themselves (such as drying it).

That last point is super important, because...

...Because the value of the post-processed alfalfa that we give back (or in some cases, sell) to farmers is high for many reasons, farmers are lining up to provide us with vast quantities of raw alfalfa at incredibly low prices, thus allowing us to operate with EXTREMELY LOW COST OF INPUTS (COGS).

90% of our Cost Of Goods Sold (COGS) is recovered by the sale of valuable biomass residue after protein extraction.



Financial projections:


PROFITABLE YEAR 3. NET POSITIVE YEAR 5.
• PROJECTIONS
REVENUE, 2026 → 2030
$ annual · projected
$9K
$220K
$2.4M
$6.7M
$28.4M
2026
2027
2028
2029
2030
GROSS MARGIN AT SCALE
Series A · 12 MT/day
35%
Series B · 27 MT/day
43%
Series C · 150 MT/day
51%
YEAR 3 · 2028
Gross-margin positive
YEAR 4 · 2029
EBITDA positive
YEAR 5 · 2030
Net-income positive
MARKET SIZING
TAM
$150B
Global protein ingredients
SAM
$25–30B
Functional protein
SOM
$25–50M
Achievable in 5 yrs
CASH POSITION
Positive all 60 months
Staged equity + debt raises.
* All figures shown are forward-looking financial projections based on FUDI's internal model. Actual results may differ materially.

Like we said, it's a no-brainer.

Our supply chain sets us apart...and makes this a financial and sustainability home run.


FARMERS
LOVE
US.
AND WE
LOVE THEM.

This is Doug.

Doug is an alfalfa and dairy farmer in Wisconsin, and like many farmers, he's always looking for new ways to innovate. He grows a LOT of alfalfa, and not only is his soil rich and full of biological activity as a result, but his farm is renowned for embracing data-driven technologies that ensure optimal efficiency and minimal environmental impact.

Like thousands of farmers just like him, Doug grows alfalfa that is super rich in protein, and he knows that partnering with FUDI Protein can **maximize the value of**

protein, and he knows that partnering with FUDI Protein can **maximize the value of what he already grows** for both the food industry and for agriculture.

That last point in the slide above ("... what remains after protein extraction is highly valuable to them") is super important and unlocks our no-brainer economics.


FUDI Protein adds 70-80% value over cost of feedstock.
Avg. Cost of 2,200 lbs (1 MT) of Alfalfa: **$150**
1 MT Alfalfa
$150
FUDI Protein Value from 1 MT Alfalfa
>$720
FUDI Protein + Sidestream Value from 1 MT Alfalfa
>$1,119
FUDI Protein Value from 2,200 lbs of Alfalfa: **>$720**
Value Including side-stream from 2,200 lbs of Alfalfa: **>$1,119**
FUDI
PROTEIN

Highly sustainable and regenerative


Alfalfa is a **perennial**, **regenerative** crop which **improves soil health** and **fertility**, **increases carbon sequestration**, **reduces erosion**, and doesn't need to be replanted every year.

FUDI Protein's alfalfa-derived, functional RuBisCO protein is far more sustainable than egg protein or soy protein, emitting far less GHG's, using less water, and requiring less land to produce an equivalent amount of protein.


Alfalfa Protein vs Egg and Soy — Sustainability Advantage
Environmental Impact per kg of Protein (Wisconsin-grown Inputs)
Alfalfa Leaf Protein
Egg Protein
Soy Protein Isolate
Impact per kg Protein (log scale)
10^0
10^1
10^2
10^3
1.5
27.5
7.0
350.0
3500.0
2000.0
1.0
10.0
4.0
GHG emissions (kg CO_2-eq/kg protein)
Water use (L/kg protein)
Land use (m^2-year/kg protein)
Environmental Impact Category

We have strong early market traction

Major players in baking, beverages, ingredients and proteins are already expressing strong interest in commercial partnership.

Our B2B go to market strategy is built on our strong relationships with many of the world's largest food manufacturers, which can make a huge beneficial environmental

impact by transitioning to using FUDI Protein.

We have multiple target industries that we are already talking to:


B2B distributors and manufacturers using egg and dairy protein are our initial target market.
Now is the perfect time due to recent egg supply disruption.
Example Representative B2B TARGET Partners
INGREDIENT DISTRIBUTORS
PROTEIN INGREDIENT DISTRIBUTORS
BAKING AND CONFECTIONARY INDUSTRY
BREAD, SNACKS, CAKES, CONFECTION MANUFACTURERS
MEAT ANALOGUES
PLANT-BASED & CONVENTIONAL MEAT MANUFACTURERS
DAIRY ANALOGUES
CHEESE, MILK, YOGURT & ICE-CREAM
EMULSION INDUSTRY
MAYO, SAUCES, DRESSINGS, ETC...
DISCLAIMER: Logos shown are for illustrative purposes only to represent potential customers or target market segments. No endorsement or commercial relationship is implies or should be inferred.
CONFIDENTIAL

And many startups that have raised tens of millions of dollars in the last 12-18 months are knocking on our door to get access to our protein which can make their products succeed (functionally and economically).

We're profitably poised to disrupt the $100B+ ingredient industry, starting with the $60B+ protein market.

AI tools help us rapidly identify the most appropriate applications for our protein...and the companies that can greatly benefit from using it.

FUDI uses AI tools to match our protein's powerful functionality to companies, products and tailor protein functionality to customer needs, fast-tracking R&D, formulation, and go-to-market strategies with major food companies.


16 · AS SEEN ON
AS SEEN ON
THE WORLD IS WATCHING.
Three months out of stealth, FUDI is already part of the global conversation on the future of protein.
FEATURED IN
AgFunderNews
"Former Eat Just exec bets on alfalfa to unlock the holy grail protein."
AGFUNDERNEWS
MAY 2026
FEATURED IN
GreenQueen
"FUDI Protein bags funding to make egg & dairy alternatives from rubisco."
GREEN QUEEN
MAY 2026
FEATURED IN
vegconomist.
"Green Boy Group backs FUDI's alfalfa-derived rubisco bet."
VEGCONOMIST
MAY 2026
The category-defining player in RuBisCO protein.

Early, discounted investment opportunity:


FUDI is raising funds to:
• Scale production


major food players
• Bring FUDI Protein to market
WITH SPACE RESERVED IN THIS ROUND FOR NEW INVESTORS.

Specifically:


This round's investments will be used for:
30%
Tech Validation, Pilot Scale-Up & Production (MAKING PROTEIN)
17%
Strategic Partnerships & Business Development
13%
Co-Product Optimization
13%
Regulatory & IP Strategy
17%
Admin & Reserve
*These numbers are approximate

THANK YOU FOR JOINING US AND PARTICIPATING IN THE GROWTH OF THE FUTURE OF FOOD!

FREQUENTLY ASKED QUESTIONS (FAQ):

Product and Technology

1. What is RuBisCO, and how is it different from other plant proteins (pea, soy, rice)?

RuBisCO (Ribulose-1,5-bisphosphate carboxylase/oxygenase) is the most abundant and highly functional protein on Earth, found in every green plant leaf. Unlike other plant proteins (pea, soy, rice), RuBisCO is completely flavorless, colorless, and odorless, making it ideal for clean-label food applications. Our experience is that It offers superior functionality, including high solubility, gelling, foaming, emulsification, and water retention, making it a true 1:1 replacement for egg white protein. Our RuBisCO protein is derived from protein-rich alfalfa using a proprietary, scalable extraction process designed to maximize purity and performance.

RuBisCO is a complete protein, with all 9 essential amino acids and is highly functional in food applications (emulsification, binding, gelling, foaming, high solubility, etc...). This is not true for other seed-based proteins, such as soy, pea, chickpea, fava, lupin, etc... The seed proteins have various types of storage proteins, specifically various globulins, with various functional "abilities", but none has it all. RuBisCO does. Working at Eat Just for 7 years (and my co-founder at Impossible Foods, JUST and Every Co), it was clear that these seed proteins simply suck at doing things we use eggs for. But RuBisCO is a 1:1 egg white protein replacement, as it mimics albumin in functionality. We're not competing with other plant

proteins....we're competing with eggs, whey, casein, etc...

2. How does FUDI's RuBisCO match the functionality of egg white protein (gelling, foaming, emulsification)?

FUDI's RuBisCO has been scientifically validated to offer the same key functional properties as egg white protein due to its unique protein structure. These properties have been tested and confirmed through internal R&D, pilot trials, and third-party evaluations. Our protein demonstrates superior performance in baking, beverages, dairy alternatives, and plant-based meats, offering a reliable 1:1 replacement.

3. What makes FUDI Protein's RuBisCO unique?

The primary differentiator is that **our unique extraction tech, which allows us to make a protein that is pure - colorless, flavorless, odorless.** The biggest ingredient companies are asking for something better than what they've sampled so far from other sources. And our protein has a great nutritional profile and very high PDCASS score.

However, the other unique element is in the supply chain. We're:

- **Cheap** because our feedstock is super cheap due to the proximity to existing supply and the valorization of the coproduct/post-extraction biomass (farmers are giving us the alfalfa at first for free because it's so abundant and they get value from what's left after we extract some of the protein).
- **Fast** because we plug directly into an existing supply chain of protein-rich alfalfa
- **Fresh** because we process biomass in the field directly from harvest
- **Low carbon and water impact** because we don't have to grow our own feedstock for the protein, our crop is **regenerative** and **perennial,** we don't have to transport it far distances, and we rely primarily on rain-fed irrigation in the Midwest.
- **Efficient** because we use the most protein-rich commercial crop cultivated on Earth.

4. Is the technology patented? What is your IP strategy?

FUDI Protein's extraction process is protected by proprietary technology and is currently patent-pending. Our IP strategy includes securing method patents on our extraction process, formulations, and unique applications of RuBisCO in food and beverage products. We prioritize strong IP protection to maintain a competitive advantage.

5. Do you use discarded biomass for protein production, or is it material that is commercially grown for market?

NO, we do not use discarded or residual biomass for protein production. Our business model relies on working with farmers to plug into their commercial alfalfa production supply chain, utilizing the alfalfa that they grow specifically for us and for feed.

6. How does the mobile processing model work? Are you developing this technology in-house or partnering with a manufacturer?

FUDI's mobile processing units are designed to operate directly at alfalfa farming sites, reducing transportation costs and maintaining protein quality by processing fresh biomass immediately. We have developed a prototype in-house and are refining

the model with engineering partners. Our scalable approach allows for efficient decentralized production.

7. What are the environmental benefits of your protein compared to traditional plant and animal proteins?

FUDI's RuBisCO is derived from alfalfa, a perennial, nitrogen-fixing crop that regenerates soil, requires no chemical fertilizers, and is highly water-efficient. Our mobile processing model further reduces carbon emissions by eliminating long-distance transport of raw biomass. Compared to animal proteins, RuBisCO has a dramatically lower carbon footprint, water usage, and land use.

8. What is the co-product produced during your process? What are its potential uses and value?

Our process generates a highly consistent alfalfa co-product with customizable moisture levels, optimized nutritional content, and flexible formats (pellets, powder, flakes). This co-product can be used as a high-value feed ingredient for livestock, a soil conditioner, or even a natural fertilizer, creating a circular value chain for alfalfa producers.

9. Which farmers are you partnering with? Are these partnerships secured by contracts?

FUDI has established relationships with leading alfalfa growers in the United States, including renowned sustainable farms from California to Wisconsin. We are in the process of formalizing supply agreements with these partners to ensure a secure, scalable supply chain.

Market Traction and Commercial Strategy

10. How much are you raising in this round, and what is the target valuation?

FUDI Protein is raising up to $1.2M in this pre-seed round at a $3 million valuation cap. These funds will be used to scale pilot production, complete commercial trials with major food partners, and accelerate market adoption.

11. What will the funds be used for?

Funds will be allocated to pilot production expansion, technology optimization, regulatory approvals, customer acquisition, and team growth. Our focus is on proving commercial viability and scaling production.

12. Have you secured any commercial partners or LOIs? Can you name them?

We are in active discussions with leading baking, beverage, and protein companies, with several NDAs in place and LOIs on the way. Names can be disclosed under NDA.

13. How will you scale production to meet customer demand?

We will scale by expanding our network of mobile processing units at alfalfa farms, coupled with a centralized processing facility for final refinement and packaging. Our scalable model reduces logistics costs and maximizes production efficiency.

14. Are there any safety or regulatory certifications for FUDI Protein (FDA, GRAS status, etc.)?

FUDI Protein is pursuing GRAS (Generally Recognized As Safe) status with the FDA and conducting extensive safety and allergen testing to ensure compliance with U.S. and international regulatory standards.

15. How do you ensure consistent quality and performance of RuBisCO across different batches?

We maintain strict quality control protocols, including standardized processing parameters, regular batch testing, and customer feedback monitoring. Our decentralized mobile processing model also ensures freshness and consistency.

16. Who are your direct competitors in the plant protein space, and how do you stand out?

Competitors include pea, soy, and other plant protein suppliers, as well as emerging next-gen proteins (microbial, precision fermentation). FUDI stands out with a unique RuBisCO protein offering superior functionality, flavor neutrality, and a scalable, regenerative production model.

However, it's important to point out that our primary target is the egg and other animal protein ingredient industry.

17. What are your projected financials (revenue, margins, and profitability timeline)?

We project achieving gross margins of 60% by Year 3, with $10 million in revenue by Year 5, driven by scalable production, strong customer demand, and optimized cost structure. *Future projections are not guaranteed.*

18. Compared to Soy, how can alfalfa have the most protein per acre?

When considering the entire plant, including leaves, stems and seeds, alfalfa has more protein than soy, peas, or other legumes. See the Journal of Economic Botany: https://link.springer.com/article/10.1007/BF02904274

Protein per hectare vs soya and peas

Soya: 29.5% protein, 14.5% moisture; 50 bushels (3000 lbs) per acre: **935 lbs protein per acre**

Alfalfa: 20% protein, 5 MT (11,000 lbs) dry matter per acre = **2,000 lbs protein per acre**

Alfalfa:

- Alfalfa's high protein content, combined with its yield, makes it a leading protein source for animal feed. A good yield of 5 tons of dry matter per acre, with a 20% protein content, translates to 2,000 pounds of protein per acre.

Soybeans:

- Soybeans also produce protein, but not at the same rate as alfalfa. A soybean yield of 50 bushels per acre results in approximately 935 pounds of protein per acre.

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